SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PagSeguro Digital Ltd.
(Name of Issuer)

Class A common shares, par value $0.000025 per share
(Title of Class of Securities)

G68707101 (a)
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(a)	Represents the CINS number for the Class A common shares.

CUSIP No. G68707101	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,924,410 Class A Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,924,410 Class A Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,924,410 Class A Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. G68707101	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Point72 Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,924,410 Class A Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,924,410 Class A Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,924,410 Class A Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G68707101	13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Cubist Systematic Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,200 Class A Common Shares issuable upon exercise of options
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,200 Class A Common Shares issuable upon exercise of options
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,200 Class A Common Shares issuable upon exercise of options
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) <0.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G68707101	13G/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,933,610 Class A Common Shares (including 9,200 Class A Common Shares issuable upon exercise of options)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,933,610 Class A Common Shares (including 9,200 Class A Common Shares issuable upon exercise of options)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,933,610 Class A Common Shares (including 9,200 Class A Common Shares issuable upon exercise of options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G68707101	13G/A	Page 6 of 8 Pages

Item 1(a).	Name of Issuer.
PagSeguro Digital Ltd. (the “Issuer”).
Item 1(b).	Address of Issuer's Principal Executive Offices.
Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Item 2(a).	Name of Person Filing.

This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset Management”) with respect to shares of class A common shares, par value $0.000025 per share (“Class A Common Shares”), of the Issuer held by Point72 Associates, LLC, an investment fund it manages (“Point72 Associates”); (ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to Class A Common Shares held by Point72 Associates; (iii) Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”) with respect to Class A Common Shares held by (and underlying options held by) an investment fund it manages; and (iv) Steven A. Cohen (“Mr. Cohen”) with respect to Class A Common Shares beneficially owned by Point72 Asset Management, Point72 Capital Advisors Inc., and Cubist Systematic Strategies.

Item 2(b).	Address of Principal Business Office.
The address of the principal business office of (i) Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902; and (ii) Cubist Systematic Strategies is 55 Hudson Yards, New York, NY 10001.

Item 2(c).	Place of Organization.
Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Cubist Systematic Strategies is a Delaware limited liability company. Mr. Cohen is a United States citizen.

Item 2(d).	Title of Class of Securities.
Class A common shares, par value $0.000025 per share.

Item 2(e).	CUSIP Number.
G68707101

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:
Not applicable.

CUSIP No. G68707101	13G/A	Page 7 of 8 Pages

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on December 31, 2023.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, and Mr. Cohen own directly no Class A Common Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by Point72 Associates. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by an investment fund it manages. Pursuant to an investment management agreement, Mr. Cohen controls each of Point72 Asset Management, Point72 Capital Advisors Inc., and Cubist Systematic Strategies. The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Common Shares reported herein.

The aggregate percentage of Class A Common Shares reported to be beneficially owned by each Reporting Person is based on 195,409,300 shares of Class A Common Shares outstanding as of November 2023, as disclosed on Issuer’s Investor Relations’ website under Shareholder’s Structure.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Point72 Associates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding Class A Common Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G68707101	13G/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024
POINT72 ASSET MANAGEMENT, L.P.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person
POINT72 CAPITAL ADVISORS, INC.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person
STEVEN A. COHEN

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person